UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Newcastle Investment Corp.

(Name of Subject Company (Issuer))

Newcastle Investment Corp.

(Issuer and Filing Person)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

9.75% Series B Cumulative Redeemable Preferred Stock, $.01 Par Value Per Share	65105M 20 7
8.05% Series C Cumulative Redeemable Preferred Stock, $.01 Par Value Per Share	65105M 30 6
8.375% Series D Cumulative Redeemable Preferred Stock, $.01 Par Value Per Share	65105M 40 5
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Randal A. Nardone

Secretary

Newcastle Investment Corp.

1345 Avenue of the Americas

New York, NY 10105

(212) 798-6100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joseph A. Coco, Esq.	Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square	300 South Grand Avenue, Suite 3400
New York, New York 10036	Los Angeles, California 90071
(212) 735-3000	(213) 687-5000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$21,850,000	$1,219.23

(1)	Estimated solely for the purpose of calculating the filing fee based on the sum of (i) the product of (A) the offered purchase price of $4.75 per share of Newcastle Investment Corp.’s 9.75% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”) and (B) 2,000,000 shares of Series B Preferred Stock, (ii) the product of (A) the offered purchase price of $4.75 per share of Newcastle Investment Corp.’s 8.05% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”) and (B) 1,100,000 shares of Series B Preferred Stock and (iii) the product of (A) the offered purchase price of $4.75 per share of Newcastle Investment Corp.’s 8.375% Series D Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”) and (B) 1,500,000 shares of Series B Preferred Stock. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the tender offer.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $55.80 per $1,000,000 of the aggregate value of the transaction. The value of the transaction set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Tender Offer”) by Newcastle Investment Corp., a Maryland corporation (“Newcastle” or the “Company”), to purchase (i) up to 2,000,000 shares of the Company’s outstanding 9.75% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), (ii) up to 1,100,000 shares of the Company’s outstanding 8.05% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series C Preferred Stock”), and (iii) up to 1,500,000 shares of the Company’s outstanding 8.375% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series D Preferred Stock,” and, together with Series B Preferred Stock and Series C Preferred Stock, the “Preferred Stock”), pursuant to the terms and subject to the conditions described in the offer to purchase, dated November 18, 2009 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) hereto and the related letter of transmittal for each series of Preferred Stock (collectively, the “Letters of Transmittal”), filed as Exhibits (a)(1)(B)(i), (a)(1)(B)(ii) and (a)(1)(B)(iii) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letters of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated by reference herein.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Newcastle Investment Corp., a Maryland corporation. The address of its principal executive office is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, and its telephone number is (212) 798-6100.

(b) Securities. This Tender Offer Statement relates to an offer by the Company to purchase for cash up to 2,000,000 shares of Series B Preferred Stock, 1,100,000 shares of Series C Preferred Stock, and 1,500,000 shares of Series D Preferred Stock.

As of November 17, 2009, 2,500,000 shares of Series B Preferred Stock, 1,600,000 shares of Series C Preferred Stock and 2,000,000 shares of Series D Preferred Stock were issued and outstanding.

(c) Trading Market and Price. The information with respect to the Preferred Stock set forth in the Offer to Purchase under the heading “Market Price of and Dividends on the Preferred Stock” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

The filing person is the Company. The information set forth under Item 2(a) above is incorporated by reference herein.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Wesley R. Edens	Chairman of the Board of Directors

Kevin J. Finnerty	Director

Stuart A. McFarland	Director

David K. McKown	Director

Peter M. Miller	Director

Kenneth M. Riis	Director, Chief Executive Officer and President

Brian C. Sigman	Chief Financial Officer and Treasurer

Phillip J. Evanski	Chief Investment Officer

Jonathan Ashley	Chief Operating Officer

Randal A. Nardone	Secretary

The business address and telephone number of each of the above directors and executive officers is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, telephone: (212) 798-6100.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Questions and Answers About the Tender Offer,” “The Tender Offer,” and “Certain Federal Income Tax Considerations” is incorporated by reference herein.

(b) Purchases. The Company’s officers and directors do not own any shares of Preferred Stock and therefore are not eligible to participate in the Tender Offer. An affiliate of the Company owns shares of Preferred Stock and may chose to participate in the Tender Offer. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Security Ownership” is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Security Ownership” is incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Questions and Answers about the Tender Offer—What is the purpose of the Tender Offer?” is incorporated by reference herein.

(b) Use of Securities Acquired. The shares of Preferred Stock acquired in the Tender Offer will become authorized but unissued shares. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Tender of Preferred Stock; Acceptance for Payment and Payment for Shares” is incorporated by reference herein.

(c) Plans. Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Source and Amount of Funds” is incorporated by reference herein.

(b) Conditions. The Tender Offer is not conditioned upon the Company’s receipt of financing.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a). Securities Ownership. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Security Ownership” is incorporated by reference herein.

(b) Securities Transactions. The information set forth in the Offer to Purchase under the heading “The Tender Offer—Security Ownership” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the heading “The Tender Offer—Terms of the Tender Offer” is incorporated by reference herein.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Purchase under the heading “The Tender Offer—Security Ownership” is incorporated by reference herein.

(2) The information set forth in the Offer to Purchase under the heading “The Tender Offer—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2009.

(a)(1)(B)(i)	Letter of Transmittal to the holders of Series B Preferred Stock, dated November 18, 2009.

(a)(1)(B)(ii)	Letter of Transmittal to the holders of Series C Preferred Stock, dated November 18, 2009.

(a)(1)(B)(iii)	Letter of Transmittal to the holders of Series D Preferred Stock, dated November 18, 2009.

(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release.

(b)	Not applicable.

(d)(1)	Rights Agreement between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, dated October 16, 2002 (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, Exhibit 4.1).

Exhibit No.	Description

(d)(2)	Junior Subordinated Indenture between Newcastle Investment Corp. and The Bank of New York Mellon Trust Company, National Association, dated April 30, 2009 (incorporated by reference to the Registrant’s Report on Form 8-K, Exhibit 4.1, filed on May 4, 2009).

(d)(3)	Pledge and Security Agreement between Newcastle Investment Corp. and The Bank of New York Mellon Trust Company, National Association, as trustee, dated April 30, 2009 (incorporated by reference to the Registrant’s Report on Form 8-K, Exhibit 4.2, filed on May 4, 2009).

(d)(4)	Pledge, Security Agreement and Account Control Agreement among Newcastle Investment Corp., NIC TP LLC, as pledgor, and The Bank of New York Mellon Trust Company, National Association, as bank and trustee, dated April 30, 2009 (incorporated by reference to the Registrant’s Report on Form 8-K, Exhibit 4.3, filed on May 4, 2009).

(d)(5)	Newcastle Investment Corp. Nonqualified Stock Option and Incentive Award Plan Amended and Restated Effective as of February 11, 2004 (incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005, Exhibit 10.2)

(d)(6)	Exchange Agreement between Newcastle Investment Corp. and Taberna Preferred Funding IV, Ltd., Taberna Preferred Funding V, Ltd., Taberna Preferred Funding VI, Ltd. and Taberna Preferred Funding VII, Ltd., dated April 30, 2009 (incorporated by reference to the Registrant’s Report on Form 8-K, Exhibit 10.1, filed on May 4, 2009).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWCASTLE INVESTMENT CORP.

November 18, 2009

By:	/S/ KENNETH M. RIIS
Kenneth M. Riis
Chief Executive Officer and President